UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                     Providence & Worcester Railroad Company
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)



                                   743737 10 8
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securitie , and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

CUSIP No.                              13G                     Page 2 of 5 Pages
743737 10 8


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Massachusetts Capital Resource Company
              04-263-1251

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   |_|
                                                                 (b)   |X|

--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
--------------------------------------------------------------------------------
                         5.   SOLE VOTING POWER 200,000
    NUMBER OF
      SHARES           ---------------------------------------------------------
   BENEFICIALLY          6.   SHARED VOTING POWER
     OWNED BY
       EACH            ---------------------------------------------------------
    REPORTING            7.   SOLE DISPOSITIVE POWER 200,000
      PERSON
       WITH            ---------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    200,000

--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               |_|
        CERTAIN SHARES*

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    8.38%

--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
                    PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 5 Pages

                                       SCHEDULE 13G


Item 1(a) Name of Issuer:

               Providence & Worcester Railroad Company

     1(b) Address of Issuer's Principal Executive Offices:

               75 Hammond Street
               Worcester, MA  01610


Item 2(a) Name of Person Filing:

               Massachusetts Capital Resource Company

     2(b) Address of Principal Business Office or, if none, Residence:

               420 Boylston Street
               Boston, Massachusetts 02116

     2(c) Citizenship:

               Massachusetts

     2(d) Title of Class of Securities:

               Common Stock

     2(e) CUSIP Number:

               743737 10 8

Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

               The reporting person is a group, in accordance with Rule 13d-1(b)(ii)(H)

Item 4    Ownership:

     4(a) Amount beneficially owned:

               The reporting person holds warrants issued by Providence & Worcester Railroad Company which are convertible into 200,000 shares of Common Stock. The reporting person is accordingly deemed to be the beneficial owner of 200,000 shares.

     4(b) Percent of Class:

               8.38%

     4(c) Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:

                    200,000


                                Page 3 of 5 Pages

          (ii) shared power to vote or to direct the vote:

         (iii) sole power to dispose or to direct the disposition of:

                    200,000

          (iv) shared power to dispose or to direct the disposition of:


Item 5    Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: | |

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               Not Applicable

Item 8    Identification and Classification of Members of the Group:

               This schedule has been filed pursuant to Rule 13d-1(b)(1)(ii)(H). Exhibit A hereto sets forth the identity and Item 3 classification of each of each member of the group.

Item 9    Notice of Dissolution of Group:

                Not Applicable.

Item 10   Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        MASSACHUSETTS CAPITAL RESOURCE COMPANY


                                        By:
                                           ------------------------------------
                                           Name:
                                           Title:

February 14, 1997

                                   Page 4 of 5 Pages

                                        EXHIBIT A

     Massachusetts Capital Resource Company is a limited partnership. Each of its partners is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. Its general partners are:

          John Hancock Mutual Life Insurance Company
          New England Life Insurance Company
          Massachusetts Mutual Life Insurance Company
          Allmerica Financial Corporation

     Its limited partners are:

          The Paul Revere Life Insurance Company
          Berkshire Life Insurance Company
          Boston Mutual Life Insurance Company
          Metropolitan Life Insurance Company

                                   Page 5 of 5 Pages